Filed by Biogen, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Biogen, Inc.
Commission File No. 0-12042

This filing relates to the proposed merger-of-equals transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 20, 2003 (the “Merger Agreement”), by and among IDEC Pharmaceuticals Corporation (“IDEC”), Bridges Merger Corporation, a wholly owned subsidiary of IDEC, and Biogen, Inc. (“Biogen”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by each of Biogen and IDEC on June 23, 2003, and is incorporated by reference into this filing.

The following is an internal communication to employees to update them on the status of the proposed merger and to respond to frequently asked questions.

MERGER UPDATE
BIOGEN IDEC: Day 2

The Bionet question board is up and running on the homepage. Ask a question. Make a comment. Offer a suggestion. Then check Bionet for answers to key questions plus additional announcements and information.

Yesterday...
     ...the buzz around Biogen reflected shock, excitement, exhilaration, confusion...you name it, someone expressed it. But based on comments and questions raised during the employee meetings, most people agree that the news of Biogen and IDEC joining forces is a very good thing.

One of the most frequently asked questions yesterday was, “Why didn’t anyone tell us this was happening?” The answer is: Because we’re a public company, there is a protocol we must follow when contemplating something like a merger. Unfortunately, that includes limiting information sharing. However, now we’re free to communicate. And we will.

Question of the Day

A number of questions were raised yesterday following the announcement. We’ll be answering them as we can. But one key issue seem to be causing confusion:

Q.	The papers are saying that IDEC acquired Biogen, but we’re calling it a merger of equals. What’s really going on?

A.	The reality is that BIOGEN IDEC is a merger of equals:

•	the percent of fully diluted stock ownership (50.5% and 49.5%) is essentially equal

•	corporate headquarters will be in Cambridge

•	the Board will be equally represented from both companies

•	management roles are being filled by executives from both companies.

Additional Information and Where to Find It

IDEC Pharmaceuticals Corporation intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus of Biogen, Inc. and IDEC and other relevant documents in connection with the proposed transaction. Investors and security holders of Biogen and IDEC are urged to read the joint proxy statement/prospectus and other relevant materials, when they become available, because they will contain important information about IDEC, Biogen and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus, when it becomes available, may also be obtained from Biogen, Inc., Fourteen Cambridge Center, Cambridge, MA 02142, Attn. Investor Relations or IDEC Pharmaceuticals Corporation, 3030 Callan Road, San Diego, CA 92121. In addition, investors and security holders may access copies of the documents filed with the SEC by Biogen on Biogen’s website at www.biogen.com and investors and security holders may access copies of the documents filed with the SEC by IDEC on IDEC’s website at www.idecpharm.com. Biogen, IDEC and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information regarding the interests of the officers and directors of Biogen and IDEC in the proposed transaction will be included in the joint proxy statement/prospectus.